Delta Air Lines, Inc.
Department 828
P.O. Box 20706
Atlanta, GA 30320-6001

April 15, 2011

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

RE:	Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2010 Filed February 16, 2011 File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff’s letter dated April 5, 2011 regarding Delta’s Annual Report on Form 10-K for the year ended December 31, 2010.  For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

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Form 10-K for the Year Ended December 31, 2010

Forward-Looking Information, page 1

1.
We note your disclosure that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or your present expectations.  You also reference various risk factor sections “for examples of such risks and uncertainties.”  All material risks should be discussed in the risk factors section.  In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

U.S. Securities and Exchange Commission
April 15, 2011

Response:

We disclosed the material risk factors applicable to Delta in “Item 1A. Risk Factors”.  As required by Item 503(c) of Regulation S-K, we do not present risks that could apply to any issuer or offering.  We will revise the second to last sentence of the Forward-Looking Information disclosure in future filings, as follows:

Known material risk factors applicable to Delta are described in “Item 1A. Risk Factors” of this Form 10-K, other than risks that could apply to any issuer or offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

- Results of Operations – 2010 Compared to 2009

2.
We note your disclosure that operating margin excluding special items (a non-GAAP financial measure as defined in “Supplemental Information” below) was 8.4% in 2010 compared to 0.3% in 2009.  However, the Supplemental Information section on page 40 appears to show only the reconciliation of “operating income excluding special items” to “operating income (loss)” and does not disclose operating margin excluding special items as reconciled to the most directly comparable financial measure.  Please revise future filings accordingly.

Response:

We will provide in future filings, as applicable, a reconciliation of operating margin excluding special items to operating margin, which is the most directly comparable financial measure on a GAAP basis.

Statements of Cash Flows, page 48

3.
We note your presentation of (purchase) redemption of investments in the investing activities section of the statements of cash flows.  In light of the disclosure in Note 1 that short-term investments as of December 31, 2010 consist of treasury bills with maturities greater than three months but less than a year, it appears that presentation of the purchases and redemptions of these investments should be shown “gross” rather than “net” on the statement of cash flows.  Please revise future filings accordingly, or alternatively, please explain why you believe a “net” presentation is appropriate for these investments.  See guidance in ASC 230-10-45-7 through 45-9.

Response:

We will include in future filings, as applicable, purchases and redemptions of investments on a “gross” rather than “net” basis in accordance with ASC 230-10.

U.S. Securities and Exchange Commission
April 15, 2011

4.
We note from your disclosure of non-cash transactions at the bottom of the statements of cash flows, that during 2010 you recorded a debt discount of $110 million on the American Express Agreement.  Please explain to us the nature of this debt discount and how it was recorded in your financial statements.

Response:

As disclosed in Note 5 (page 72), in 2010, we and American Express modified our 2008 agreement.  Under the 2008 agreement, we received a $1.0 billion cash payment from American Express for their advance purchase of SkyMiles.  Our obligation with respect to the advance payment will be satisfied by the use of SkyMiles by American Express over a specified period (“SkyMiles Usage Period”) rather than by cash payments from us to American Express.  We recorded the $1.0 billion obligation at present value as debt on the Consolidated Balance Sheet in accordance with the guidance in paragraph 3.132 of the AICPA Audit Guide for Airlines (October 2008 edition).  The 2010 modification provides that we will waive the fee for the first checked bag on Delta flights for Delta-American Express co-branded credit card holders through June 2013.  In exchange for the fee waiver, the 2010 modification changed the SkyMiles Usage Period to a three-year period beginning in December 2011 from a two-year period beginning in December 2010.

The $110 million discount represents the reduction in the value of the $1.0 billion debt due to the change in the SkyMiles Usage Period, or repayment terms.  Accordingly, we recorded debt discount, and deferred revenue representing compensation from the waiver of bag fees, in accordance with ASC 605-10-S99-1.  The debt discount is amortized to interest expense using the effective interest method.  The related deferred revenue is amortized over the bag fee waiver period, which expires in June 2013.

Statements of Stockholders’ Equity, page 49

5.
We note that during 2009 and 2010 you issued shares of common stock pursuant to both Delta and Northwest’s Plans of Reorganization.  Please tell us, and disclose in future filings, why these shares were issued during 2009 and 2010, the terms under which the shares were issued during these time periods, and explain to us how you accounted for the issuance of the shares in your financial statements.

U.S. Securities and Exchange Commission
April 15, 2011

Response:

We issued common stock in 2009 and 2010 under the Delta and Northwest Plans of Reorganization to settle bankruptcy claims.  These issuances were previously accounted for in our emergence from bankruptcy in accordance with ASC 852-10-55 or, in the case of Northwest claims, in our purchase accounting for Northwest in accordance with ASC 805-30-25.  The common stock distributed to holders of allowed general, unsecured claims in Delta’s Chapter 11 case represent an ownership interest in the Successor entity, which had an initial stockholders’ equity value of $9.4 billion on the opening balance sheet, which included the 386 million shares.  The common stock issued and issuable in connection with Northwest’s Plan of Reorganization is a part of the $3.4 billion purchase price for Delta’s merger with Northwest (see Note 12, page 87).  As disclosed in Note 17 (page 93), the calculation of earnings per share includes both the 386 million shares of Delta common stock reserved for issuance under Delta’s Plan of Reorganization and the nine million shares of Delta common stock reserved for issuance under Northwest’s Plan of Reorganization.

The following table shows the distribution of these shares as of December 31, 2010:

	Delta's	Northwest's
	Plan of	Plan of
(in millions)	Reorganization	Reorganization
Shares reserved for future issuance related to Delta's
emergence from bankruptcy	386	-
Shares issued to settle bankruptcy claims during the
eight months ended December 31, 2007	(278)	-
Shares reserved for future issuance related to Northwest's
emergence from bankruptcy	-	9
Shares issued to settle bankruptcy claims during:
Year ended December 31, 2008	(19)	-
Year ended December 31, 2009	(36)	(3)
Year ended December 31, 2010	(44)	(5)
Shares held in reserve for future issuance at December 31, 2010	9	1

In future filings, we will revise the applicable captions on the statements of stockholders’ equity as follows (additions have been underlined for your convenience):

Shares of common stock issued to settle bankruptcy claims under Delta’s Plan of Reorganization

Shares of common stock issued to settle bankruptcy claims under Northwest’s Plan of Reorganization

U.S. Securities and Exchange Commission
April 15, 2011

Note 1.  Background and Summary of Significant Accounting Policies – Long-Lived Assets, page 54

6.           We note your disclosure in footnote (2) that for leasehold improvements at certain airport facilities, you apply estimated useful lives which extend beyond the contractual lease terms.  Please explain to us, and disclose in future filings, why you believe that your method of depreciating leasehold improvements using this useful life is appropriate.  Refer to the guidance in paragraph 4.69 and 4.70 of the AICPA Audit Guide for Airlines.

Response:

We are currently depreciating $36 million of leasehold improvements over useful lives that exceed the contractual lease terms based on our conclusion that lease renewals are reasonably assured, according to paragraphs 4.69 and 4.70 of the AICPA Audit Guide for Airlines (October 2008 edition).  The following is a summary of our assessment of the criteria contained in this guidance:

1)  Supportable Legal Conclusion

We assessed whether the airport operators managing certain facilities in the United States where we operate have made grant assurances related to their receipt of federal airport improvement grants. Among other things, such grant assurances require the airport operator to provide airport access on reasonable terms without unjust discrimination. For the facilities that we have assigned a depreciable life for leasehold improvements for a period longer than the contractual lease period, we confirmed that the airport operator has received federal airport improvement grants and obtained a supportable legal conclusion that, assuming such grant assurances, availability of space and compliance with all requisite terms and conditions of occupancy, we are reasonably assured of continued access to the airport after expiration of our lease.

2)  Renewal is Reasonably Assured

We have made significant operational investments at the airports where we have assigned a depreciable life for leasehold improvements for a period longer than the contractual lease period.  Our operational plans are based on the leased space that we currently occupy. We believe that exiting these facilities would require significant capital expenditures and would disrupt our operations, which constitutes a significant penalty as defined by ASC 840-10-20.  Therefore, we believe our lease renewal is reasonably assured.

U.S. Securities and Exchange Commission
April 15, 2011

3)  Lack of Substantially Equivalent Space

Factors that we assessed to identify whether substantially equivalent space exists include: (1) availability of currently vacant space, (2) whether available space is contiguous, (3) our gate utilization, and (4) whether moving to other space at the same airport would require split operations, or significant changes to existing operations. In each case where we have assigned a depreciable life for leasehold improvements for a period longer than the contractual lease period, we have concluded that substantially equivalent space is not available at the airport.

We will disclose in future filings, as applicable, why we believe depreciation of certain airport leasehold improvements beyond the airport lease term is appropriate.  We will supplement our disclosure with the following:

We have concluded that leasehold improvements are appropriately depreciated over a period longer than the contractual lease term based upon our assessment that: (1) the airport authority is required to provide access on reasonable terms without unjust discrimination, (2) there exists a significant economic penalty to us for non-renewal that reasonably assures our renewal, and (3) substantially equivalent space is not available for use at another location at the airport.

Note 5. Debt, page 67

7.
We note your disclosure on page 71 that during 2010 you restructured $820 million of existing debt, including changes in applicable interest rates and other payment terms.  Please tell us and disclose in future filings how you accounted for these debt modifications in accordance with ASC 470-50-40.

Response:

As disclosed in Note 5 (page 71), we restructured approximately $820 million of existing debt during 2010.  In accordance with ASC 470-50-40, we compared the net present value of future cash flows for each new debt instrument to the remaining cash flows of the existing original debt instrument.  Because there was at least a 10% change in those cash flows, we treated the retirement of the existing debt as an extinguishment.

We will include the following supplemental disclosures in future filings, as applicable:

To account for the debt restructurings, we compared the net present value of future cash flows for each new debt instrument to the remaining cash flows of the existing debt. If there was at least a 10% change in cash flows, we treated the restructuring as a debt extinguishment.  We recorded a loss on extinguishment of debt for the difference between the fair value of the new debt and the carrying value of the existing debt.  The carrying value of the existing debt includes any unamortized discounts or premiums, unamortized issuance costs, and any premiums paid to retire the existing debt.

U.S. Securities and Exchange Commission
April 15, 2011

8.
We note your disclosure on page 72 that during 2010 you recorded a $391 million loss on extinguishment of debt, of which $304 million related to a non-cash write-off of debt discounts that were recorded as part of purchase accounting.  Please provide us more details as to the nature of the write-off of debt discounts and explain to us why you believe it was appropriate to write-off these amounts during 2010.

Response:

As discussed in our response to comment #7 above, we restructured $820 million of debt in 2010.  Because the results of the cash flow analyses for the restructured debt require debt extinguishment accounting, we calculated the gain or loss by comparing the fair value of the new debt with the carrying value of the existing debt, in accordance with ASC 470-50-40.  Additionally during 2010, we retired through early repayment approximately $800 million of debt (as described on pages 70-71), including (1) $75 million of Senior Secured Notes due 2014, (2) $171 million of Senior Second Lien Notes that mature in 2015, (3) $129 million of four series of Pass-Through Trust Certificates and (4) $403 million of other existing debt.  In total, we retired or restructured $1.6 billion of aggregate debt in 2010, resulting in a $391 million loss on extinguishment of debt which we recognized as non-operating expense and consists of the following:

-	$304 million from debt discounts related to the debt we retired in 2010;
-	$21 million of original issuance discounts and deferred issuance costs; and
-	$66 million of cash premiums paid to retire the existing debt.

Note 8. JFK Redevelopment, page 78

9.
We note that during December 2010 you began a redevelopment project at JFK Airport and you estimate the total cost will be $1.2 billion.  We also note your disclosure that as construction progresses, the project will be recorded on your balance sheet as a fixed asset and you will also record a related construction obligation.  Please explain to us, and disclose in future filings, how you will determine the amount to be recorded as an asset and the related construction obligation at the end of each reporting period.  Also, please explain to us the nature of the costs that you will incur on this project and tell us how you will account for each type of cost on your statement of operations.  As part of your response and revised disclosure, please clarify for us the nature of the costs recorded as interest expense and explain to us how those amounts will be calculated or determined.

U.S. Securities and Exchange Commission
April 15, 2011

Response:

The JFK redevelopment project will be completed in phases over the next five years.  Project costs consist of activities necessary to design, construct and place the project (as described on page 79) in service.  The nature of these costs include design fees, labor, and construction permits, as well as physical construction costs such as paving, systems, utilities, and other costs generally associated with construction projects.  For funds expended by us, the redevelopment project also includes capitalized interest.  Additionally, construction costs may include expense for remediation and abatement activities, if necessary, to remove hazardous materials found at the site.

We will account for project costs as a capital asset with a related construction obligation. We will determine the asset and the related construction obligation based on the construction activity that is completed during the period. At the end of each reporting period, the project asset recorded on the balance sheet will be equal to the sum of (1) capitalizable costs incurred by us related to the project, plus (2) project costs paid by others, such as the trust that oversees the proceeds from the special project bonds issued to fund the substantial majority of the project. The related construction obligation will be equal to project costs that have been paid by others.

During the construction period, we will incur capitalizable costs as described above and other costs that will be expensed as incurred.  Costs that will be expensed on our statement of operations during the construction period are primarily (1) construction site ground rental expense and (2) any remediation and abatement activities.  Under the revised sublease at JFK, we begin making ground rental payments on the date of occupancy of the constructed facilities. In accordance with ASC 840-20-25, we are recording rental expense for this ground rental as an operating lease on a straight-line basis starting at lease inception, which coincides with the start of construction. Also, we will accrue and expense any remediation costs when conditions are known and those costs can be reasonably estimated.

In accordance with ASC 835-20-30, we will record capitalized interest on all expenditures where we have incurred interest costs during the project construction period that could have been avoided if expenditures for the assets had not been made. We have no interest in the special project bond funds that are managed by the trust, and therefore have no avoidable costs to be capitalized. In accordance with ASC 835-20-30, we are capitalizing interest using a weighted average borrowing rate on funds directly expended by us (i.e., not the portion paid directly from the trust).

At the completion of the project, we will not meet the requirements for sale-leaseback accounting in accordance with ASC 360-20-40.  We will have continuing involvement with the leased property through an investment in the entity that owns our sublessor.  The investment in such entity is disclosed in Note 8 (page 79).

U.S. Securities and Exchange Commission
April 15, 2011

Because the project will remain on the balance sheet after completion, future rental payments associated with the redeveloped facilities will be treated as disclosed on page 79, “Future rental payments will reduce this construction obligation and result in the recording of interest expense on our Consolidated Statement of Operations.” We will allocate future payments to reduce the obligation and record interest expense using the effective interest method as described in ASC 835-30. The ground rental payments will continue to be expensed on a straight-line basis as described above. In addition, we will make contingent rental payments that will vary based on our share of total passenger and baggage counts at the facility, the sublessor’s actual operating expenses, the number of aircraft parking positions we utilize, among other factors. In accordance with ASC 840-10, we will accrue contingent rent as these amounts become probable and estimable.

In future filings, as applicable, we will revise the next to last paragraph of Note 8 (page 79) as follows (additions have been underlined for your convenience):

We will be responsible for the management and construction of the project and bear construction risk, including cost overruns. As construction progresses, the project will be recorded on our Consolidated Balance Sheet as a fixed asset as if we owned the asset. We record an asset for project costs as construction takes place regardless of funding source. The project asset will also include capitalized interest based on amounts we spend calculated using our weighted average incremental borrowing rate. We will also record a related construction obligation on our Consolidated Balance Sheet equal to project costs funded by parties other than us. Future rental payments will reduce this construction obligation and result in the recording of interest expense on our Consolidated Statement of Operations, calculated using the effective interest method.

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In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 15, 2011

We sincerely hope that we have thoroughly addressed your comments on our 2010 Form 10-K.  We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.  If you have any questions, please contact Craig Meynard (404-715-3356), Managing Director – Accounting and Reporting, or me (404-773-3146).

Very Truly Yours, /s/ Hank Halter Hank Halter Senior Vice President and Chief Financial Officer

cc:           Claire Erlanger
Craig Meynard